July 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen Krikorian

     Re:  MapInfo Corporation
          Form 10-K for the Fiscal Year Ended September 30, 2005
          Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005
          File No. 000-23078

Ladies and Gentlemen:

Set forth below are responses to the comments provided to Mark P. Cattini, President and Chief Executive Officer of MapInfo Corporation (the "Company"), in a letter dated June 23, 2006 (the "Letter") from Stephen Krikorian, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the "Commission"). The responses set forth are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Company's periodic filings under the Securities Exchange Act of 1934, as amended (the "1934 Act"), referred to above;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

1.  Comment

Your response to prior comment number 2 states, in part, "When VSOE of fair value of PCS does not exist for a particular product, VSOE of a typical PCS arrangement is used to defer the appropriate amount of revenue as the PCS arrangements are substantially the same." Clarify why you believe it is appropriate to use VSOE of fair value of a "typical PCS arrangement" to allocate value to PCS of a product that you have not established VSOE of fair value. Tell us how this policy complies with paragraphs 10 and 57 of SOP 97-2, as amended.

Response

Paragraph 10 of SOP 97-2 states that VSOE of fair value of an element is limited to the price charged when the same element is sold separately. The Company offers the same PCS element as an option in the vast majority of its arrangements. The PCS element is offered for a premium over the license fee and for the majority of the Company's products the evidence of the arrangement contains a separately stated renewal price for the PCS which the Company utilizes as its VSOE of fair value for the PCS element. A portion of the Company's products offer PCS as a premium to the license fee, however the evidence of the arrangement does not contain a stated renewal rate. The Company has acknowledged that the premium charged in this case does not constitute VSOE of fair value for PCS in such arrangements. However, the Company separates and allocates arrangement consideration to the bundled PCS element, using the VSOE of fair value for the same PCS element established in comparable arrangements described above.

Paragraph 57 of SOP 97-2 states that if a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. Since the Company sells the same PCS element separately for a contractually stated renewal rate in other comparable arrangements, the Company believes that it has VSOE of fair value for the PCS element, in conformity with paragraphs 10 and 57 of SOP 97-2.

The Company also notes that in TPA 5100.68, the AICPA Software Task Force provided guidance to look to the VSOE of fair value of PCS established in other comparable transactions in order to separate and allocate arrangement consideration to PCS bundled in arrangements for which VSOE of fair value of PCS wouldn't otherwise exist.

The Company asserts that the PCS element included in all of its arrangements is the same element. PCS includes limited technical support and the right to receive updates and upgrades to the product on a when and if available basis. From an economic perspective, the Company notes there is no difference in license rights (both perpetual) and payment terms in arrangements that contain separately stated PCS renewal rates as compared to those that do not. In addition, the premium charged for PCS in all arrangements, while not relevant in establishing VSOE of fair value, demonstrates that customers perceive the same economic value for the PCS element sold with different products (i.e., the customer must pay a 20% uplift over the license fee for PCS, regardless of the product).

The Company believes that the VSOE of fair value of a typical PCS arrangement (where contractually stated renewal rates exist) should be used to allocate the arrangement fee to the PCS element in arrangements which do not contain a renewal rate. This is consistent with paragraph 57 of SOP 97-2 and such VSOE of fair value for the PCS element is consistent with the principal in paragraph 10 of SOP 97-2 (i.e., the price when the same element is sold separately). Also, the approach of looking to other arrangements for VSOE of fair value of a PCS element is supported by the guidance in TPA 5100.68, which is predicated on the principles in paragraphs 10 and 57 of SOP 97-2.

2.  Comment

Your response to prior comment number 2 also states, in part, "In our prior response, we pointed out that our fair value of PCS when sold separately was equal to the premium charged for the PCS. However, we note that this is not evidence of fair value." Please clarify whether you used "the premium charged for the PCS" to establish VSOE of fair value of PCS historically and if so, tell us the financial statement impact of determining that the premium charges for the PCS is evidence of fair value.

Response

As noted above in response to Comment 1, the Company did not use the premium charged for PCS to establish VSOE of fair value for the PCS element.

3.  Comment

Your response to prior comment number 2 also indicates that you establish VSOE for PCS based on "the fair value of PCS when sold separately for a renewal fee." This implies that you establish VSOE of fair value of PCS based on separate sales and not based on a stated renewal rate in your arrangements. If this is correct, please tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, tell us how you determined it is appropriate to use a range of prices to establish VSOE of a particular PCS element. In addition, please describe the process you use to evaluate the various factors that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel, and specific requirements of the order).

Response

For clarification, the Company establishes VSOE for PCS based on the contractually stated renewal rate for PCS.

Please feel free to contact the undersigned at 518-285-7331 if you would like to discuss any of these matters.

Sincerely,

/s/ K. Wayne McDougall

K. Wayne McDougall
Vice President and Chief Financial Officer